PROSPECTUS

                                3,810,155 Shares

                                  IMATRON INC.

                            Common Stock No Par Value

         This Prospectus relates to the sale of up to 3,810,155 shares of Common Stock, no par value, of Imatron Inc. (the "Company") by shareholders of the Company (the "Selling Shareholders"). A total of 69,542 shares are currently issued and outstanding (the "Outstanding Shares"); a total of 540,613 shares are issuable upon the exercise of outstanding warrants (the "Warrants") (the
"Warrant Shares"); and a total of 3,200,000 shares are issuable upon the exercise of outstanding Common Stock exchange rights (the "Exchange Rights") (the "Exchange Rights Shares"). All of the Outstanding Shares, the Warrants, and the Exchange Rights were previously issued by the Company to the Selling
Shareholders in private transactions. The Outstanding Shares, the Warrant Shares, and the Exchange Rights Shares are collectively referred to in this Prospectus as the "Shares." The Selling Shareholders intend to sell the Shares from time to time in open market and/or private sales, or by any other appropriate method.

         The Company will receive proceeds upon the exercise of the Warrants by the Selling Shareholders, but will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration (but not the sale) of the Shares.

                              --------------------
                 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                               SEE "RISK FACTORS."
                              --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is September 30, 1996

                                TABLE OF CONTENTS


AVAILABLE INFORMATION....................................................  3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  3

THE COMPANY..............................................................  4

RISK FACTORS.............................................................  5

USE OF PROCEEDS.......................................................... 12

OFFERING PRICE........................................................... 12

SELLING SHAREHOLDERS......................................................13

PLAN OF DISTRIBUTION..................................................... 16

EXPERTS ................................................................. 17

LEGAL OPINION............................................................ 17


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                              AVAILABLE INFORMATION

         Imatron Inc. ("Imatron" or the "Company") is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Room 1102, 26 Federal Plaza, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Shares of the Company's Common Stock are traded on the NASDAQ National Market System under the symbol "IMAT." Information concerning the Company may also be obtained by contacting NASDAQ/NMS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed March 29, 1996 (File No. 0-12405) and all amendments thereto; the Company's definitive Proxy Statement filed pursuant to Section 14 of the Exchange Act in connection with the Annual Meeting of shareholders held on June 28, 1996, filed April 29, 1996; the Company's Report on Form 10-Q for the period ended June 30, 1996, filed August 14, 1996; the Form 10-Q for the period ended March 31, 1996, filed on May 15, 1996; and the description of the Company's Common Stock contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description, are hereby incorporated by reference into this Prospectus. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents, except the Board Compensation Committee Report on Executive Compensation and the Performance Graph included in the Proxy Statement pursuant to Item 402(k) and (l) of Regulation S-K. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Registration Statement filed with the Commission under the Exchange Act with respect to the Common Stock offered by the Prospectus, other than certain exhibits to such documents. Such requests should be directed to the Chief Financial Officer, Imatron Inc., 389 Oyster Point Boulevard, South San Francisco, California 94080, telephone number (415) 583-9964.

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                                   THE COMPANY

         Imatron is a technology-based company principally engaged in the business of designing, manufacturing, and marketing a high performance computed tomography (CT) scanner that uses a scanning electron beam. CT refers to a diagnostic imaging device in which cross-sectional (tomographic) images of a patient's anatomy are acquired from multiple intensity readings taken as an x-ray source rotates around the patient. Ultrafast CT technology is more than 20 times faster than conventional computed tomography, enabling users to perform certain tests involving organs in motion (e.g. the heart) that no other medical imaging equipment is able to perform.

         For over a decade, the scanner has been used in large and mid-sized hospitals and free standing imaging clinics. The Company also provides service, parts, and maintenance to hospitals and clinics that operate its scanners. The technological advantage provided by high-speed tomography now provides Imatron the opportunity to develop a new and additional market, by performing simple, low cost, non-invasive screening to detect the earliest signs of heart disease by means of the Coronary Artery Scan ("CAS"). This vast new market involves activity in both diagnostic services and equipment manufacturing.

         The Company is also engaged in the related businesses of performing research and development for itself and others in the field of CT devices and of licensing its patents and know-how in the field of imaging sciences.

         Imatron was incorporated in New Jersey in February, 1983. Its executive offices are located at 389 Oyster Point Boulevard, South San Francisco, California 94080, and its telephone number is (415) 583-9964.

         In 1993, Imatron organized HeartScan Imaging, Inc. as a wholly-owned subsidiary to develop and operate a network of company-owned coronary artery disease risk assessment centers in cooperation and conjunction with the established medical (primarily cardiology) community in specific metropolitan areas. In that same year, HeartScan opened a test facility adjacent to Imatron's headquarters. In July, 1995, it opened its first coronary artery disease risk assessment center in Seattle, Washington. In January, 1996, it opened its second facility in Houston, Texas. It opened similar facilities in Washington, D.C. and Pittsburgh, Pennsylvania, in May, 1996. HeartScan's centers deliver the CAS diagnostic test together with other risk factor tests in a manner consistent with established channels of patient referral, as well as with the new channels of patient referral being created by health care reform and the growth of managed-care systems.

         A significant component of HeartScan's approach is to offer the CAS procedure and a full battery of coronary artery disease risk assessment testing to consumers without necessarily requiring a physician's referral, an approach designed to result in more rapid acceptance of the test and a shorter return on the investment cycle. This is achieved by means of two broad and mutually supportive approaches - increasing the number of coronary artery disease risk assessment centers in operation, which in turn, both directly and indirectly, increases the demand for Imatron's C-150/Evolution scanner currently in distribution. HeartScan management believes that the market

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for  coronary  artery  disease  risk  assessment  centers is very large and that
HeartScan's comprehensive heart disease screening approach is both revolutionary and highly effective.

         HeartScan Imaging, Inc. was incorporated in Delaware in April, 1993. Its executive offices are currently co-located with those of Imatron Inc. at 389 Oyster Point Boulevard, South San Francisco, California 94080, and its telephone number is (415) 583-9964

                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. Prospective investors may lose all or a part of their investment.
Consequently, the following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby:

         Short Operating History. Imatron was incorporated in February, 1983 and in April, 1983 became the successor to Imatron Associates, a limited partnership established in February, 1981. Imatron operated as a development-stage company until the fourth quarter of 1984, at which time it recognized its initial sale of an ULTRAFAST CT7 scanner. Imatron incurred losses each quarter from inception in February, 1981 through December 31, 1990. Its first recorded profitable year was the year ended December 31, 1991 during which a $4,000,000 payment for the licensing of technology to Siemens Corporation was received. The Company incurred net losses of $2,871,000 and $6,523,000 in the years ended December 31, 1993 and 1992, respectively. 1994 was the Company's first year of profit from operations. In 1995, the Company incurred a net loss of $2,449,000. Through the first six months of 1996 the Company recorded a net loss of $5,023,000. There is no assurance that Imatron can return to profitable operations in the future. In the past, Imatron has funded its losses primarily through the sale of securities in three public offerings and a number of private placements, through the exercise of options and warrants, through the 1991 license for medical uses of its electron-beam technology to Siemens Corporation, and through revolving lines of credit. In 1995, the Company raised $9,882,000 (net of offering costs) in two offerings of Common Stock to certain institutional investors. Through the first six months of 1996, the Company raised $14,570,000 (net of offering costs) in one public offering and a number of private placements to institutional investors. In addition, during the third quarter of 1996 the Company gained $1,757,000 from the sale of its interest in InVision Technologies, Inc., a joint venture it helped establish in 1990. The Company has an accumulated deficit of $62,580,000.

         Management believes that cash, cash equivalents and short-term investments existing at December 31, 1995 and the estimated proceeds from ongoing sales of products and services in 1996 will provide the Company with sufficient cash for operating activities and capital requirements through December 31, 1996.

         Need for Additional Financing. To satisfy the Company's future capital and operating requirements, profitable operations or additional public or private financing will be required. If future public or private financing is required by the Company, holders of the Company's securities may experience dilution. If such financing cannot be obtained, the Company may seek to sell or

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license additional portions of its technology,  to sell some or all of its other assets or to merge with another company. In addition, HSI will need substantial additional financing to fund its plan to own and operate CAS clinics. The Company and HSI completed an offering of HSI Series A Preferred Stock to certain institutional investors in June 1996. The offering raised a total of $14,866,000 (net of offering costs). Imatron has contributed the net proceeds from the offering to HSI. In the event HSI cannot raise necessary additional financing in the future it will have to curtail its expansion activities.

         Material Dependence Upon Key Personnel. The Company has been and will continue to be materially dependent upon the technical expertise of its engineering management personnel. The loss of a significant number of such personnel would have a materially adverse effect upon the Company's business and future prospects. The Company does not maintain key-man life insurance.

         High Cost of Scanner. The distributor list price of Imatron's ULTRAFAST CT scanner is significantly higher than that of commercially available conventional CT scanners and higher than the price of "top-of-the-line" scanners. Such pricing may limit the market for Imatron's product. Potential customers' budgetary limitations, including those imposed by government regulation, may often compel the purchase of lower cost, conventional CT scanners.

         Limited Clinical Demonstration of Certain Advantages of Company's Scanner. The Company's scanners have been used in a clinical environment on humans since April, 1983. Clinical use of the C-100 XL scanner model began in February 1989 and twenty-seven C-150 scanners are currently installed in a clinical setting. The Company believes that market acceptance of the ULTRAFAST CT scanner continues to depend in substantial part upon the clinical demonstration of certain asserted technological advantages and diagnostic capabilities. There is no assurance that these advantages will result in the development of a significant market for the ULTRAFAST CT that will allow the Company to operate profitably.

         Product Liability Risks. As a manufacturer and marketer of medical diagnostic equipment, the Company is subject to potential product liability claims. For example, the exposure of normal human tissue to x-rays, which is inherent in the use of CT scanners for diagnostic imaging, may result in potential injury to patients, thereby subjecting the Company to possible liability claims. The Company presently maintains primary and excess product liability insurance with aggregate limits of $5,000,000 per occurrence. No assurance can be given that the Company's product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will prove sufficient to pay any claims that may arise.

         Reliance On Patents And Proprietary Technology. Imatron relies heavily on proprietary technology which it attempts to protect through patents and trade secrets.

         In February 1981, the Company was granted the exclusive use for five years and non-exclusive use thereafter of certain technology and a patent pending owned by the University of California (UC) under the terms of a license agreement between UC and Emersub, a wholly-owned

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subsidiary of a former  principal  shareholder of the Company,  and a sublicense agreement between Emersub and Imatron Associates (the predecessor to the Company), respectively. In June 1986, the license and sublicense agreements were amended to extend the Company's exclusive use of the technology through the remaining 9-year life of the patent in exchange for modified minimum annual royalty payments. Under the terms of Emersub's license with UC, Emersub was obligated to make certain additional payments in connection with the license. In October 1990, pursuant to subsequent amendments of the license and sublicense agreements, the Company issued an aggregate of 132,813 shares of Series A Preferred Stock to UC and Emersub in satisfaction of this obligation. The University of California converted their 125,000 Series A Preferred Stock into 625,000 common stock shares in 1993. Emersub converted their 7,813 Series A Preferred Stock into 39,065 common stock shares in September 1995.

         In addition, the sublicense agreement, as amended, requires the Company to pay annual royalties to Emersub equal to 2.125% of net sales of certain of the Company's products. The Company's Chairman of the Board, Dr. Douglas P. Boyd, receives 6% of all of the royalties paid by Emersub to UC. Loss by Imatron of its rights under the patent as a result of termination of its sublicense from Emersub, or the underlying license, could have a material adverse effect upon Imatron's business and future prospects. There are no present disputes with either UC or Emersub.

         Development of portions of the technology covered by the UC patent and sublicensed to Imatron has been funded in substantial part through research financing made available to UC by the National Institutes of Health. As a result of such financing, it is possible that the U. S. Government may assert certain claims in such UC patents, including the right to a royalty-free license for governmental use.

         In addition, Imatron holds twenty-seven U.S. Patents of its own (each with a remaining life in excess of 3 years) and has filed three U.S. patent applications covering various integral components of the scanner including, among others, its electron beam assembly and its x-ray detector and has filed applications corresponding to several of these patents and applications in various European Patent Convention countries, Canada and Japan. There can be no assurance that any such applications will result in the issuance of a patent to the Company. Imatron's patents and patent applications have not been tested in litigation and no assurance can be given that patent protection will be upheld or will be as extensive as claimed. Furthermore, no assurance can be given as to the Company's ability to finance litigation against parties which may infringe upon such patents or parties which may claim that the Company's scanner infringes upon their patents. However, the agreement signed by the Company and Siemens Corporation in March 1991 allows Siemens Corporation to enter litigation in favor of Imatron.

         On March 31, 1995, the Company and Siemens Corporation ("Siemens") entered into an agreement (the "Memorandum of Understanding") relating in part to certain of the Company's patents. Pursuant to the agreement, the Company transferred to Siemens five patents, two of which cover features of the Company's C-150 scanner, in consideration of the cancellation by Siemens of a $4 million term loan to the Company. As part of the agreement Siemens granted to the Company a non-exclusive, irrevocable, perpetual license to the five patents. The license is

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subject to a royalty of $20,000 for each new C-150 unit  produced by the Company beginning with the twenty-first C-150 unit produced in any year.

         Siemens has recently asserted a claim against the Company regarding the lapse of certain foreign registrations of one of the patents assigned to Siemens by the Company in connection with the March 31, 1995 agreement between the companies. The technology involved in the patent is not used presently in any of the Company's products. The Company believes that it can provide a new patent to Siemens to replace the lapsed patent. While the resolution of the claim is not expected to have a material effect on the Company's financial position it could however, have a material effect on the results of operations of a particular future period if resolved unfavorably.

         In the event some or all of the Company's patent applications are denied and/or some or all of its patents held invalid, the Company would be prevented from precluding its competitors from using the protected technology set forth in such patent applications or patents. Because the Company's products involve confidential proprietary technology and know-how, the Company does not believe such a loss of patent rights would have a material adverse effect upon the Company.

         The Company also believes that many of its proprietary technologies are better protected as trade secrets or copyrights than by patents. Moreover, although protection of the Company's existing proprietary technologies is important, other factors such as product development, customer support and marketing ability are equally important to the development of the Company's business.

         Limited or Single Sources of Supply. The Company manufactures its scanners at its South San Francisco, California facility. To date the typical manufacturing cycle has required six months based on inventory and lead time can be significant between authorization of manufacturing to delivery of a scanner.

         Many of the components and sub-assemblies used in the scanner have been developed and designed by Imatron to its custom specifications and are obtainable from limited or single sources of supply. In view of the customized nature of many of these components and sub-assemblies, there may be extended delays between their order and deliver. Delays in such delivery could adversely affect Imatron's present and future production schedules. The Company has made and continues to make inventory investments to acquire long lead time components and sub-assemblies to minimize the impact of such delays. In recent years, the Company has developed alternative sources for many of its scanner subcomponents and continues its programs to qualify vendors for the remaining critical parts.

         Also, certain vendors currently require cash-on-delivery or prepay payment terms. There can be no assurance that such actions will not adversely affect the Company's production schedule and its ability to deliver products in a timely manner. As a result of certain vendors currently requiring cash-on-delivery or prepay terms, the Company must maintain higher levels of cash and other sources of credit to fund material purchases than otherwise would be required.

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         Volatility of Stock Price. The market prices for securities of advanced technology companies have historically been highly volatile, including the market price of shares of the Company's Common Stock. Future announcements by the Company or its competitors, including announcements concerning technological innovations or new commercial products, results of clinical testing, changes in government regulations, regulatory actions, health care reform, proprietary rights, litigation and public concerns as to the safety of the Company's or its collaborators' products, as well as period-to-period variances in financial results could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many advanced technology companies that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

         Food And Drug Administration And Other Governmental Regulation. Amendments to the Federal Food, Drug, and Cosmetic Act ("Amendments") enacted in 1976, and regulations issued or authorized thereunder, provide for regulation by the Federal Food and Drug Administration ("FDA") of the marketing, manufacture, labeling, packaging, sale and distribution of "medical devices," including the Company's scanner. Among these regulations are requirements that medical device manufacturers register their manufacturing facilities with the FDA, list devices manufactured by them file various reports and comply with specified Good Manufacturing Practice ("GMP") regulations. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays, including CT scanners. Various states also impose similar regulations.

         The Amendments also impose certain requirements which must be met prior to the initial marketing of medical devices introduced into commerce after May 28, 1976. Other requirements imposed on medical device manufacturers include a pre-market notification process commonly known as the 510(k) application to market a new or modified medical device. Additionally, and specifically if required by the FDA, a pre-market approval ("PMA") may be required. This process is potentially expensive and time consuming and must be completed prior to marketing a new medical device. The Company has received appropriate clearances from the FDA to market both the C-100 and C-150 ULTRAFAST CT scanner. The Company believes that it is presently in substantial compliance with the GMP requirements and other regulatory issues promulgated by the FDA.

         The FDA also regulates the safety and efficacy of radiological devices. Although the Company believes it is in compliance with all applicable radiological health regulations promulgated by the FDA, there can be no assurance that the ULTRAFAST CT scanner will continue to comply with all such standards and regulations that may be promulgated. In any event, compliance with all such requirements can be costly and time consuming, with a resultant materially adverse effect upon the development of the Company's business and its future profitability.

         FDA clearance to market does not guarantee or imply reimbursement by third-party payers such as Medicare, Medicaid, Blue Cross/Blue Shield or private health insurers. Medicare and Medicaid reimburse for procedures that are generally accepted or that have been proven safe and

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

effective. The Health Care Financing Administration ("HCFA"), which oversees Medicare and Medicaid payment policies, will not authorize payment for procedures which are considered to be experimental. HCFA has determined that diagnostic examinations of the head and other parts of the body performed by CT scanners are covered if the contractor who administers the local Medicare program finds that medical and scientific literature and opinion support the effective use of a scan for the particular condition.

         The Federal government and certain states have enacted cost-containment measures such as the establishment of maximum fee standards in an attempt to limit the extent and cost of governmental reimbursement of allowable medical expenses under Medicare, Medicaid and similar governmental programs. A number of states have adopted or are considering the adoption of similar measures. Such limitations have led to a reduction in, and may further limit funds available for, the purchase of diagnostic equipment such as the Company's scanner and in the number of diagnostic imaging procedures performed in hospitals and other medical institutions such as imaging clinics.

         Certain states have adopted requirements that hospitals and other health care facilities, such as imaging clinics, obtain a Certificate of Need ("CON") for major capital expenditures, in the absence of which they will be denied reimbursement for services and funding relating to such capital expenditures. A number of states have enacted more stringent CON legislation such as requiring private physicians to obtain a CON for any CT scanner, regardless of cost. There can be no assurance that Imatron's potential customers will be able to secure CONs or will be willing to pursue the application procedure.

         The Company's primary customers operate in the healthcare industry. The health care industry is highly regulated. Both existing and future governmental regulations could adversely impact the market for the Company's ULTRAFAST CT scanner and the Company's business. The Company's operations are also subject to regulation by other federal, state and local governmental entities empowered to enforce pertinent statutes and regulations, such as those enforced by the Occupational Safety and Health Agency and the Environmental Protection Agency. In some cases, state or local regulations may be stricter than regulations imposed by the federal government. The Company was most recently inspected by the State of California Department of Occupational Safety and Health Administration in November, 1993. Minor violations were issued by Cal/OSHA and were immediately corrected by the Company. The subsequent follow up inspection in December by the same regulatory body yielded satisfactory results without the issuance of further notice of violation. The Company believes that it is in substantial compliance with California regulations applicable to its business.

         Competition. In the non-cardiac imaging applications market (composed principally of hospital radiology departments), the Company's principal competition is from current manufacturers of conventional CT scanners, including General Electric Company, Siemens Corporation, Elscint, Picker International, Inc., Philips Medical Systems, and Toshiba Medical Corporation. Non-invasive diagnostic imaging techniques such as ultrasound, radioisotope imaging, digital subtraction angiography and magnetic resonance imaging are also partially competitive with the Company's scanners, particularly in the cardiac imaging market. Each of the companies named above markets equipment using one or more of these techniques. All of these companies have greater financial resources and larger and more established staffs than those of the Company and their products are in most cases substantially less expensive than the ULTRAFAST CT scanner.

         The Company believes that to compete successfully against these competitors, it must demonstrate that the ULTRAFAST CT scanner is both an acceptable substitute for conventional CT scanners in scanning areas of the body where motion is not a limitation and a valuable cardiac diagnostic tool capable of producing useful images of the heart. Although the Company believes that the ULTRAFAST CT can produce images of a quality and resolution as good as or superior to images produced by state-of-the-art conventional CT scanners, it lacks certain features that many competing premium scanners offer. These include lack of a high-resolution mode for imaging the temporal bones and inner ear and lower functionality in software used for automatically positioning the patient. There is no certainty that potential purchasers of the Company's scanner will accept it without such features.

         Also, the Company believes that customers and potential customers expect a continuing development effort to improve the functionality and features of the scanner. The Company continually seeks to develop product enhancements and improve product reliability. Imatron's future success may depend on its ability to complete certain product enhancement and product reliability projects currently in progress, as well as on its continued ability to develop new products or product enhancements in response to new products that may be introduced by other companies. There can be no assurance that Imatron will be able to continue to improve product reliability or introduce new product models or product enhancements as required to remain competitive.

         Other factors, in addition to those described above, that a potential purchaser would consider in the decision to replace a conventional CT scanner with an ULTRAFAST CT scanner include purchase price, patient throughput capacity, anticipated operating expenses, estimated useful life and post-sale customer service and support. The Company believes that its scanner and/or the Company is competitive with respect to each of these factors.

         Reliance on Distributors. A substantial portion of the Company's sales of its scanners is done through distributors. There is no assurance that the Company's distributors will actually meet their contractual minimums on a timely basis. Failure by the distributors to meet their obligations could adversely affect the Company.

         No Dividends on Preferred and Common Stock. The Company has not paid any dividends on its Preferred or Common Stock since inception. Even if its future operations result in revenues and/or profitability, as to which there can be no assurance, there is no present anticipation that dividends will be paid. Rather, the Company expects that any future earnings will be applied toward the further development of the Company's business.

                                 USE OF PROCEEDS

         The Company will not receive any part of the proceeds from the sale of the Shares by the Selling Shareholders. As described under "Selling Shareholders", a portion of the Shares will be acquired by the Selling Shareholders upon exercise of the Warrants. Upon the exercise of a Warrant, the Company will receive the applicable exercise price per share from the Selling Shareholder. The Company will use such proceeds to increase working capital.

                                 OFFERING PRICE

         This Prospectus may be used from time to time by the Selling Shareholders who offer the Common Stock registered hereby for sale. The offering price of such Common Stock will be determined by the Selling Shareholder and may be based on market price prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The market price of the Company's Common Stock on the date of any proposed sale, as listed on the NASDAQ National Market System, symbol "IMAT", is the most significant but not the only, factor used to determine the offering price of the Shares.

                              SELLING SHAREHOLDERS

         The following provides certain information with respect to the Common Stock beneficially owned by the Selling Shareholders who are entitled to use this Prospectus. The information in the table is as of the date of this Prospectus. The Common Stock offered by this Prospectus may be offered from time to time by the Selling Shareholders named below or their nominees:


                                Shares      Shares Available   Percent Owned
    Name of Selling          Beneficially   for Sale Under    After Completion
    Securityholder             Owned(1)     this  Prospectus  of the Offering(2)
    ---------------          ------------   ----------------  ------------------
Ambient Capital Group,            102,398           102,398           *
Inc.(3) (4)

Banque Privee Edmond de            69,655            19,200           *
Rothschild, S.A.
Geneva

Forbes W. Burtt (5)                 4,516             4,516           *

Michel Cornis                      10,000            10,000           *

Cramer, Rosenthal, McGlynn,         9,600             9,600           *
Inc.

Credit Suisse (Guernsey)           25,600            25,600           *
Limited

CRM Madison Partners, L.P.         38,400            38,400           *

CRM Partners, L.P.                155,200           155,200           *

CRM Retirement Partners, L.P.      76,800            76,800           *

Elliott Associates, L.P. (6)      266,560           266,560           *

Joseph P. Galichia, M.D.           80,000            80,000           *

Global Bermuda Limited            500,000           500,000           *
Partnership

Grace Brothers, Ltd.              180,000           180,000           *

Heritage Finance & Trust            9,032             9,032           *
Company

A.B. Laffer, V.A. Canto &           9,600             9,600           *
Associates

Lakeshore International Ltd.      104,000           104,000           *

Lagunitas Partners L.P.            80,000            80,000           *

Libra Investments, Inc.            22,581            22,581           *

Merced Partners Limited           196,000           196,000           *
Partnership

Modern Woodmen of America          80,000            80,000           *

Robert G. Morrish (5)               2,258             2,258           *

Gary Post (3)                     316,793           316,793           *

Stephen P. Rader and Anne W.       14,400            14,400           *
Rader, and their successors,
as trustees of the Rader
Living Trust dated 9/9/94

Ravich Revocable Trust of 1989    211,290           211,290           *

Reinfrank Living Trust UA          14,400            14,400           *
6/13/95

SC Fundamental Value BVI,         304,000           304,000           *
Ltd. (7)

SC Fundamental Value Fund,        696,000           696,000           *
L.P. (7)

Jonathan Schwartz (5)               4,516             4,516           *

Mark S. Siegel                      3,360             3,360           *

The Shemano Group, Inc. fbo        35,000            35,000           *
Gary J. Shemano  (8)

The Shemano Group, Inc. fbo        33,000            33,000           *
Michael R. Jacks (8)

The Shemano Group, Inc. fbo         2,000             2,000           *
William David Corbett & Mary
Corbett Jt. Ten. (8)

Sitrick and Company Inc. (9)      132,059            66,371           *

Kathleen Sullivan                  28,005             3,840           *

Westgate International, L.P.      133,440           133,440           *
(6)

All Selling Shareholders as a   3,950,463         3,810,155           *
Group


-----------------------------
* Less than 1%

(1) Includes shares owned prior to this offering and the shares which are issuable upon the exercise of the Exchange Rights and the Warrants held by the Selling Shareholders. The number of shares being offered hereby is shown in the "Shares Available for Sale Under this Prospectus" column. See footnote below.

(2) Percentages are based upon the assumption that upon the completion of this offering the respective Selling Shareholder has sold the Common Stock listed as "Shares Available for Sale Under this Prospectus" and are computed on the basis of 76,659,943 shares of Common Stock issued and outstanding as of August 23, 1996.
(3) Ambient Capital Group, Inc. is 48% owned by Gary Post and he shares the power to vote and dispose of the Shares owned by Ambient.
(4) Ambient Capital Group, Inc. has provided financial consulting services to the Company and its subsidiary HeartScan Imaging, Inc. at varying times during the past three years.
(5) Forbes W. Burtt, Robert G. Morrish and Jonathan Schwartz are employed by Libra Investments, Inc., a company which has provided financial consulting services to the Company and HeartScan at varying times during the past three years. Jess M. Ravich is the controlling shareholder of Libra Investments, Inc. and shares the power to vote and dispose of the Shares owned by Libra.
(6) Paul E. Singer, either directly or indirectly, may be deemed to control each of these entities. Elliott Associates, L.P. and Westgate International, L.P. may be deemed to be a group for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
(7) Gary Siegler and Peter Collery own controlling interests in both SC Fundamental Value BVI, Ltd. And SC Fundamental Value Fund, L.P. and each individual shares the power to vote and dispose of the Shares owned by such Selling Shareholders.
(8) Gary J. Shemano, Michael R. Jacks and William David Corbett are employed by The Shemano Group, Inc., a company which has provided financial consulting services to the Company and HeartScan at varying times during the past three years.
(9) Sitrick and Company Inc. has provided public relations consulting services to the Company and HeartScan at varying times during the past two years.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders have advised the Company that the Selling Shareholders intend to sell their Shares from time to time in private or public transactions, in transactions involving principals, in transactions involving brokers, or by any other lawful methods. Sales through brokers may be made by any method of trading authorized by the NASDAQ National Market System or any stock exchange on which the Shares of Common Stock may be listed in the future, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus, either as agents for others or as principals for their own accounts and reselling such shares pursuant to this Prospectus. In sales made through underwriters, dealers or brokers, such entities may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom they may act as agents.

         The Company will pay all of the expenses incident to the registration of the Shares. The Company will not pay any expenses incident to the offering and sale of the Common Stock to the public, including, but not limited to commissions and discounts of underwriters, dealers or agents.

                                     EXPERTS

         The consolidated financial statements of Imatron Inc. incorporated by reference in Imatron Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL OPINION

         The legality of the shares of Common Stock  offered will be passed upon
for  the  Company  by  Severson  &  Werson,  A  Professional  Corporation,   One
Embarcadero Center, 26th floor, San Francisco, California 94111.

No dealer,  salesman or any other person
has   been   authorized   to  give   any
information     or    to    make     any
representation  not  contained  in  this          3,810,155 Shares
Prospectus in connection  with the offer
made  hereby.  If given  or  made,  such
information or  representation  must not
be relied upon as having been authorized
by Imatron Inc. This Prospectus does not
constitute   an   offer  to  sell  or  a            IMATRON INC.
solicitation  of an  offer  to  buy  any
securities other than those specifically         No Par Common Stock
offered hereby or an offer to buy to any
person in any jurisdiction in which such
an  offer  or   solicitation   would  be
unlawful.  Neither the  delivery of this
Prospectus  nor any sale made  hereunder             PROSPECTUS
shall under any circumstances create any
implication    that   the    information
contained  herein is  correct  as of any
time subsequent to the date hereof.              SEPTEMBER 30, 1996